

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

<u>Via E-mail</u>
Carol Meyrowitz
Chief Executive Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

      **Re:    The TJX Companies, Inc.**
                **Form 10-K for the Fiscal Year Ended February 1, 2014**
                **Filed April 1, 2014**
                **File No. 001-04908**

Dear Ms. Meyrowitz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining